Exhibit 1

Media Release

3 November 2009

Westpac Appeals NZ Tax Decision

Westpac today announced that it has appealed the decision of the NZ High Court relating to structured finance transactions undertaken by Westpac in NZ. The decision, released last month, found in favour of the NZ Commissioner of Inland Revenue on four representative transactions.

Westpac NZ CEO George Frazis said that Westpac has now taken the time to review the detail of the decision and considers an appeal to be justified.

“In our view there are sound arguments that warrant an appeal of the High Court’s decision.  We consider those arguments are of sufficient merit to justify consideration by the NZ Court of Appeal.”

Westpac understands that the appeal is likely to be held no earlier than the last quarter of 2010.

Ends.

For Further Information

David Lording	Jane Counsel
Westpac Media Relations	Westpac Media Relations
Ph: 02 8253 3510	Ph: 02 8253 3443
Ph: 0419 683 411	Ph: 0416 275 273

Westpac Banking Corporation

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